



Irwin Financial Inc

Annual Report 2004

Irwin Financial Corporation
2004 Annual Report



Five-Year Selected Financial Data

Irwin Financial Corporation (www.irwinfinancial.com) is a bank holding company, with a history tracing to 1871. The Corporation, through its principal lines of business—Irwin Mortgage Corporation, Irwin Union Bank and Trust Company, Irwin Home Equity Corporation and Irwin Commercial Finance—provides a broad range of financial services to consumers and small businesses in selected markets in North America.

(In thousands)	2004	2003	2002	2001	2000
For the year					
Net revenues	$ 524,933	$ 530,445	$ 403,788	$ 387,019	$ 290,626
Other operating expense	407,235	412,043	317,557	312,819	231,095
Net income	69,904	72,817	53,328	45,516	35,666
Return on average equity	14.8%	18.4%	16.7%	21.8%	20.8%
Return on average assets	1.3	1.4	1.3	1.5	1.8
Dividend payout ratio	12.97	10.76	14.01	12.13	14.13
Common Share Data					
Earnings per share — diluted	$ 2.32	$ 2.45	$ 1.89	$ 2.00	$ 1.67
Cash dividends	0.32	0.28	0.27	0.26	0.24
Book value	17.67	15.36	12.98	10.81	8.92
Market value at December 31,	28.39	31.40	16.50	17.00	21.19
At year end					
Assets	$ 5,239,341	$ 4,988,359	$ 4,910,392	$ 3,446,602	$ 2,425,690
Deposits	3,395,263	2,899,662	2,693,810	2,308,962	1,442,589
Loans held for sale	890,711	883,895	1,314,849	502,086	579,788
Loans and leases	3,450,440	3,161,054	2,815,276	2,137,822	1,234,922
Allowance for loan and lease losses	44,443	64,285	50,936	22,283	13,129
Collateralized debt	547,477	590,131	391,425	—	—
Other long-term debt	270,172	270,184	30,070	30,000	30,000
Trust preferred securities	—	—	233,000	198,500	153,500
Shareholders' equity	502,644	432,260	360,555	231,665	188,870
Managed mortgage banking servicing portfolio	26,196,627	29,640,122	16,792,669	12,875,532	9,196,513
Total risk-based capital ratio	15.9%	15.1%	13.2%	10.8%	13.6%
Tier 1 leverage ratio	11.6	11.2	9.7	9.4	12.4
Averages					
Assets	$ 5,280,498	$ 5,187,135	$ 4,005,803	$ 3,135,242	$ 2,022,980
Equity	472,770	396,214	320,018	208,578	171,196
Shares outstanding—diluted	31,278	30,850	29,675	24,173	21,593

Consumer

Mortgage Banking

Irwin Mortgage originates and services residential first mortgage loans nationwide and emphasizes products for first-time homebuyers with special needs and mortgage brokers and correspondents who value our service through a multi-channel distribution system.

Home Equity Lending

Irwin Home Equity originates and services home equity loans nationwide and leverages expertise in credit underwriting and servicing to serve the financing needs of homeowners.

Niche-focused, experienced leadership

Creditworthy, profitable growth


Senior Management
Average Experience in Industry
Years
20
15
10
5
0
Irwin Financial
Commercial Banking
Mortgage
Home Equity (Start-up 1995)
Commercial Finance (Start-up 2000)
Years in Industry
Years with Irwin


Consolidated EPS and ROE
$ EPS
ROE %
2.00
1.50
1.00
.50
0
24
18
12
6
0
1999
2000
2001
2002
2003
2004
Earnings per Share
Return on Equity
Cost of Capital
CAGR 9.0%

Our strategy is to position the Corporation as an interrelated group of focused lines of business providing customized banking services to consumers and small businesses while optimizing the productivity of our capital.

Commercial

Commercial Banking	Commercial Finance

Irwin Union Bank and Trust, founded in 1871, and Irwin Union Bank F.S.B. provide commercial banking services to small businesses in selected parts of the Midwest and Western states and focus on serving the commercial and private banking needs of small businesses and their owners, while also providing customers with highly personalized, flexible service through experienced local management and staff.

Irwin Commercial Finance leases a variety of equipment and finances quick service franchise restaurant operations, targeting under-served niches with a full range of small-ticket equipment leasing and franchise financing services throughout the United States and Canada.

Net Interest Income


$ Millions
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004

○ Net Interest Income
○ CAGR 30.3%

Consolidated Loans and Leases


$ Billions
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
1999
2000
2001
2002
2003
2004

○ Consolidated Portfolio
○ CAGR 36.3%

Dear Shareholder

For several years, we have written in our annual reports about our balanced revenue model — our strategy of participating in sectors of the financial services industry that respond in complementary ways to changes in interest rates and economic conditions. In 2004, this strategy worked to a large extent, but not perfectly. 2004 was a very difficult year for our mortgage banking business, with net income in that segment declining $58 million or 74 percent from 2003. Our other three core segments performed well due to investments we have made over the past few years, but not enough to completely offset the decline from mortgages. The net result was a year-over-year decline in EPS of about 5 percent. In spite of this, on a consolidated basis, our return on equity was nearly equal to our long-term target of 15 percent.

- In mortgage banking we struggled throughout the year with excess capacity, both in our operation and the industry. While overall production was strong, the excess capacity reduced operating margins on the origination side to below our long-term return targets. We reduced expenses in 2004 by closing offices. So far in 2005, these conditions have persisted and we have made more reductions in staff and marginally profitable offices, particularly in our retail channel.
- Our loan and lease portfolios in our commercial banking and commercial finance segments grew at a rate of 16 percent during the year, increasing $400 million.
- Credit quality improved substantially during 2004. The improvement was most evident in our home equity segment where underwriting changes made at the end of 2002 are proving beneficial as our loans season. We were able to reverse a substantial amount of residual impairment and reduce our loss reserves because of this improvement in credit quality and due to a dramatic increase over the past year in the amount of recoveries we have realized from charged-off loans. In addition to improvements in the actual and projected future performance of our home equity loans, charge-offs for our other two credit portfolios decreased 9.0 percent to $11.4 million.
- Our capital position is very strong due to the combination of our return on equity, selective sales of riskier portions of our portfolio, and modest loan portfolio growth. Regulatory capital to risk-weighted assets of 15.9 percent at year end exceeded our policy minimum of 11.0 percent.

For the year, consolidated net income was $70 million or $2.32 per share, a decline of $0.13 or 5.3 percent per share versus 2003. Total consolidated net revenues declined 1.0 percent to $525 million. With these results, our five-year compound growth rate in EPS has been 9.0 percent. This is the first five-year period since the early '90s where we missed our long-term goal of compounding

EPS at 10 percent or greater. This is not acceptable to us. We believe we can and will do better. We expect the drivers of improved long-term performance will be reduced reliance on our mortgage banking business and growth in our portfolio businesses, producing a better balance in the future. We are pleased, however, that despite the very difficult market conditions and the decline in EPS, our ROE in 2004 was 14.8 percent, only slightly below our long-term target of 15 percent.

Strategy

Our Corporate strategy is to position the Corporation as

- an interrelated group of
- focused lines of business
- providing customized banking services to consumers and small businesses,
- while optimizing the use of our capital.

Our aim is to create a balanced revenue model that will produce creditworthy, profitable growth over cycles.

Mortgage Banking

As our mortgage banking line of business is our most interest rate sensitive activity, we attempt to balance the size and risk of our mortgage production with that of the mortgage servicing portfolio. These parts of our business are directly, but inversely affected by changes in interest rates. Normally, in a strengthening economy, interest rates are rising which leads to lower production, but also an increase in the valuation of our servicing portfolio. The scenario that unfolded during 2004 was that mortgage rates, after a meaningful but brief increase in the second quarter that suppressed refinance activity, were largely unchanged from 2003. The lack of a sustained increase in interest rates in the face of a good economic backdrop was recently described by Federal Reserve Chairman Alan Greenspan as a "conundrum."

Without the catalyst of meaningfully lower interest rates, mortgage volumes fell materially after the record, refinance-induced levels of 2003. This fall in volume was coupled with excess capacity in the industry and material margin erosion on originations. In addition, the interest rate environment suppressed the value of our servicing rights, which we typically see increase in value as net origination revenues decline. As a result of lower origination margins and lower than anticipated revenues from our servicing operation, the mortgage banking segment earned $20 million, a 74 percent decline from 2003.

We believe factors are in place in the economy for mortgage rates to go up and, consequently, for the value of our mortgage servicing asset to increase in 2005. In the meantime, however, we are actively managing the risk in this interest rate environment through selective sales of servicing rights. Our mortgage servicing portfolio ended the year at $26 billion, down 12 percent from the end of 2003.

Mortgage Servicing Portfolio



$ Billions
25
20
15
10
5
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Conventional Servicing
Government/State Servicing

Whatever the reason for relatively low long-term interest rates, we had, by design, nearly offsetting positives in our other segments to help our results in the face of declining mortgage revenues.

Commercial Banking

Our commercial bank continued its growth with record net income of $23 million. We have grown net income in this segment at a compound rate of 26.1 percent over the past five years.

Credit quality continues to strengthen with 30-day and greater delinquencies totaling 0.11 percent at December 31, down from 0.36 percent on December 31, 2003. Our loan portfolio grew to $2.2 billion, up almost 12 percent year-over-year.

We continue to experience positive growth from our expansion strategy of hiring seasoned lenders and deposit managers in markets where banking consolidation has caused disruption. In 2004, we opened new markets in Milwaukee and Sacramento and already this year have hired new small business banking staff in Orange County, CA. We also have made meaningful in-roads in core deposit gathering capabilities which has led to a dramatic increase in these valuable funding sources over the past few years.

Core Deposit Growth


$ Millions
2000
1500
1000
500
0
1999
2000
2001
2002
2003
2004

Home Equity

Our home equity segment had a dramatic turn-around, fueled by improving economic conditions and improvements in our credit profile. After a loss of $20 million in 2003, we earned $30 million in 2004, ten years after we started the company.



Commercial Finance

Our commercial finance business continues to grow its portfolio, which now totals $625 million. Despite two large credit charge-offs, overall credit quality continued to improve over 2003. We earned $3 million in 2004, our fourth year of operation in this segment.

Long-Term Outlook

As described earlier, we believe factors are in place in the economy for mortgage rates to go up, which should have a positive effect on the value of our mortgage servicing asset. However, through mid-February markets have not consistently responded to these factors, therefore the potential for significant increases in the value of MSRs is uncertain. Credit quality continues to strengthen with consolidated 30-day and greater delinquencies totaling 0.11 percent at December 31, down from 0.36 percent on December 31, 2003. Our loan portfolio grew to $2.2 billion, up almost 12 percent year-over-year.

In addition, we believe we have attractive growth and solid business models in our banking, home equity, and leasing operations coupled with stable credit quality. Our quarterly pattern of earnings in 2005 may be uneven as changes in interest rates and spreads between mortgages and rates used in our derivative instruments are likely to affect net income in the short-term. However, assuming the "conundrum" in interest rates does not persist for the entire year, we expect to be able to increase net income in 2005.

Stock Price

Irwin Financial stock in 2004 produced a total return loss, including dividends, of 8 percent, compared to total returns from the Russell 2000 and Russell 2000 Financial Services indices of 18 percent and 21 percent, respectively. Even though markets did not reward our stock in 2004, our annualized 5- and 10-year total returns are 11 percent and 16 percent. While we are disappointed with the results in 2004, we believe our investments of the past few years in credit portfolios, capital, and infrastructure have us well positioned for growth, and as a result, improved stock price appreciation.

Our stock began the year at $31.40, reached a high of $36.17 and ended 2004 at $28.39.

2004 Common Stock Price and Volume


$ Share
Shares (000)
35
28
21
14
7
0
500
400
300
200
100
0
Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Dec
Price
Daily Volume

The People of Irwin Financial

Implicit in several of our Core Values is a focus on our people. Employees are an important stakeholder group for Irwin Financial. Our dedication to service includes service to each other within the company. We strive also to treat others as we would want to be treated. The past few years have brought tremendous stress on our employees in our consumer businesses, increased regulatory requirements for public companies and scrutiny over our processes in managing risk. Our employees have approached these challenges with enthusiasm, tenacity and a strong work ethic continually focusing on our ability to serve our stakeholders in a balanced manner better than other organizations. We believe that the long-term success of our company depends on the quality of the more than 3,000 people that are part of the Irwin family. We are grateful for their dedication to service, the value they create, and the high standards they pursue.

In August, our Honorary Chairman, J. Irwin Miller, passed away. His personal example and leadership had a profound influence on this corporation for more than 50 years. We have dedicated a special section of this annual report to his memory.

Annual Meeting

We invite all shareholders to attend our Annual Meeting to be held at 4:00 pm on April 7, 2005. Our meeting will be held at the Holiday Inn Conference Center in Columbus, Indiana, which is located on the northeast corner of the intersection of Interstate 65 and State Road 46. The meeting slides and audio presentations will also be available through our investor relations portion of our website at www.irwinfinancial.com. We hope you can join us.

Will Miller

Will Miller



J. Irwin Miller (1909–2004)



Joseph Irwin Miller was born in Columbus, Indiana on May 26, 1909, and died there on August 16, 2004. He became president of Irwin Union Bank in 1947, following the death of his father. He was elected chairman of the Board of Directors in 1953, a position he held for 23 years. He continued to serve as a director of Irwin Union Corporation (renamed Irwin Financial Corporation in 1990) until 1999. Upon his retirement from the Board, he was named Honorary Chairman.

Irwin Miller was the great-grandson of Joseph Ireland Irwin, the founder of Irwin's Bank in 1871, out of which Irwin Financial grew. The men and women of the Irwin, Sweeney and Miller families were intimately involved with the growth and character of the Bank across its long history. Irwin Miller embraced their example and grew in turn to embody it.

Schooled in the local public schools, The Taft School, Yale University and Balliol College, Oxford, Irwin Miller returned to Columbus in 1934 to enter the world of business. A classics scholar, musician, and religious leader, Irwin Miller integrated his artistic interests and spiritual beliefs with his farsighted business acumen.

He started his career as general manager of Cummins Engine, the fledgling company founded by his great-uncle, W.G. Irwin, and his great-grandfather's chauffeur, Clessie Cummins. Over the next 60 years—interrupted only by volunteering at the advent of World War II for the Navy Air Corps and experiencing combat as a lieutenant aboard an aircraft carrier in the South Pacific—Irwin Miller fashioned Cummins into the leading independent diesel manufacturer in the world.

In addition to creating a Fortune 500 company at Cummins, Irwin Miller oversaw the growth of our corporation first as a community bank, then through our expansion into other lines of business starting in 1981. By 1999, when he retired from the Irwin Financial Corporation board, the corporation's total assets had grown from the $31 million we had when he joined the bank to $1.7 billion, while revenues had grown from $924 thousand to $255 million.

The defining moments of Irwin Miller's life were often ones when he chose to defy the conventional thinking of his time and take a stand unpopular with many of his peers in the business world and his local community. In the 1930s, at the height of anti-union activities among U.S. businessmen, he actively supported the formation of a union at Cummins. In the 1970s, he chose to pull Cummins out of South Africa, abandoning a 20 percent share of the South

African market for diesel engines, when the government under apartheid would not let the company run its factories and offices in a racially-integrated manner. Just a few years ago, he took a public stand supporting the decision of Cummins (and later Irwin Financial) to extend benefits to domestic partners of employees. His Christian principles told him that the most important service to others is service to those who are not like yourself.

Irwin Miller was the first lay leader to be President of the National Council of Churches in the United States. In this capacity, he helped to organize the historic civil rights march on Washington in 1963. He and his family provided significant financial support to black voter registration campaigns in the segregated South. He personally helped to desegregate Columbus and actively recruited minority managers and trainees to Irwin Union and to Cummins. Martin Luther King, Jr. called Irwin Miller "the most progressive businessman in America."

Irwin Miller believed that the arts are among the most civilizing influences of life. Through the Cummins Engine Foundation, Irwin Miller created a program to encourage public officials in Columbus to choose world-famous architects to design schools and other public buildings, transforming directly the built environment of his community and indirectly the community's belief in itself. He also commissioned buildings for Irwin Union and Cummins from the nation's leading architects. The significance of the modern architecture in Columbus led the community and four buildings (including the headquarters of Irwin Union Bank) to be designated as National Historic Landmarks in 2000.

Irwin Miller was a teacher, not by providing answers, but by asking tough questions. On many occasions his question—"Ten years from now, what will you wish you had done differently today?"—caused business colleagues, community leaders, friends and family members to reassess their points of view and reach for higher goals. If you came to tell him what you had already done, he always simply asked, "Did you do the right thing?"

Reflecting his lifelong love of the classics, Irwin Miller often summed up his approach to life by borrowing a notion from the Roman historian Tacitus to define a good life as one lived in praiseworthy competition with one's ancestors. He believed that the best response to the gifts we receive from previous generations is to create something of lasting value in our own time and in our own way for future generations. In many ways, Irwin Miller embodied the principles of our Guiding Philosophy. In his memory, we continue to strive to live up to the principles he personified.

Guiding Philosophy: What We Believe

Our Guiding Philosophy is our system of fundamental beliefs and principles about business. Our statement of corporate philosophy attempts to capture the essence of these principles in a single sentence:

We believe the purpose of our business is to create superior value for all of our stakeholders through a dedication to service, treating others as we would want to be treated, a long-term orientation, and the pursuit of the highest standards.

Throughout the Corporation, we use a collection of statements concerning what we believe about people, business, organizations and life—which we call our Core Values and Beliefs—to explain the six central concepts of this philosophy and to influence our decision making. These are not rules that always apply to every situation. Rather, they are principles that are often helpful in deciding what course of action is most consistent with our corporate values.

Sometimes we face dilemmas when two or more of these principles are in conflict. In these cases, it is important to remember that principled decision making in the real world always requires judgment. The following is a very brief summary of our Core Values and Beliefs.

- Our purpose is to **create superior value**, which means meeting the evolving needs of people, both individually and in groups, better than other organizations like us.
- We must do this **for all our stakeholders** (customers, employees, shareholders, suppliers, communities, and society as a whole) in an appropriate balance and while improving the tradeoffs between and among our stakeholders' interests over time.
- We value a **dedication to service** as shown by the characteristics of placing service to others above self-interest and of demonstrating a genuine customer focus.
- We believe in **treating others as we would want to be treated** by showing respect for all individuals, pursuing a cooperative approach in our dealings with others, remembering the importance of our people and their diverse skills in everything we do, and having fun as we work.
- Our **long-term orientation** causes us to embrace change rather than fear it, to commit ourselves to lifelong learning, and to balance self-confidence with humility.
- We pursue the **highest standards** in everything we do, including a commitment to honesty and integrity, honorable competition, management by fact, taking responsibility and being accountable, continuous improvement, and planning.

**Mission:
What We Want
To Be**

In the context of our Guiding Philosophy, we have developed a mission statement for Irwin Financial as a whole:

Irwin Financial's Mission is to be the best financial services company, through ethics and excellence, today and tomorrow.

It is important to note how our Mission aligns with our Guiding Philosophy. We think ethical decision making and excellent performance must exist hand in hand in order for our business to create value for our stakeholders, in an appropriate balance, over the long term.

Neither our statement of corporate philosophy nor our mission statement accurately describes present reality. We do not pretend that everyone in our Corporation behaves consistently with all these values all the time or that we have achieved our Mission. As an organization of human beings, we are certainly not perfect. Nonetheless, believing in principles, having high aspirations, and critically assessing our behavior against both remains important. These are our beliefs about how we ought to behave, how we intend to behave, and what we aspire to be. They act as important standards to which we hold ourselves when assessing our own performance.

**Strategy:
What We Want
To Do**

Strategy is the sum of our decisions about what we will do to achieve our Mission given the environment in which we operate. Much more so than the Guiding Philosophy or Mission, Strategy is influenced by external factors.

Our Strategy is to position the Corporation as an interrelated group of focused lines of business providing customized banking services to consumers and small businesses while optimizing the productivity of our capital.

The three principal components of our Strategy are explained in further detail below:

○ **An interrelated group . . .**

We organize our activities into lines of business, each of which serves a distinct set of customers. Each line of business has its own management team, income statement, balance sheet, and equity base. We set individual performance targets, normally on the basis of creditworthiness, return on equity, and growth over time. Our structure allows the senior management of each line of business to focus their efforts on understanding their customers and meeting the needs of the markets they serve. We believe this approach promotes creativity, responsiveness, motivation, and accountability among the managers of each enterprise. At the same time, the parent company works actively to add value to these lines of business through directly influencing these management teams, exploiting interrelationships, providing certain central services, managing consolidated risks, and making decisions to enter, exit, or restructure lines of business.

. . . of focused lines of business providing customized banking services to consumers and small businesses . . .

Our lines of business focus on the provision of financial services to selected segments of consumers and small business customers. These niches are chosen on the basis of our ability to create value through service for our customers and to get paid for doing so. By differentiating our products and services to these customer groups, we seek to earn a higher rate of return than is available by offering commoditized financial services.

We conceive each of our lines of business as a specialized financial services company. Our two lines of business serving consumers are:

- First mortgage loan production and servicing (Irwin Mortgage); and
- Home equity lending to prime and near-prime homeowners (Irwin Home Equity).

Our two lines of business serving small businesses are:

- Commercial banking in selected markets with a focus on providing financial services to small businesses, their owners and professionals (Irwin Union Bank); and
- Small-ticket commercial equipment leasing and franchise finance (Irwin Commercial Finance).

Our lines of business have also been selected due to the complementary nature of the response in their revenue and profit streams to changes in interest rates and credit cycles. Three of our lines of business—home equity lending, commercial banking, and leasing—take risks (such as credit risk) that are generally correlated with the national economy. These businesses tend to do better in strong economies when interest rates are stable or rising and less well when the economy turns down. We balance this exposure to a weak economy with our participation in the mortgage banking business, where we take minimal credit risk as our loans are purchased by secondary market investors, such as Fannie Mae or Freddie Mac, or accompanied by guarantees from federal agencies, such as FHA and VA. The production side of the first mortgage business does best when interest rates are declining, which usually coincides with weaker economic times, providing a countercyclical element to our credit-sensitive businesses. In addition, our first mortgage servicing portfolio increases in value when interest rates rise and decreases in value when rates fall, providing, to some extent, a natural offset to the dynamics of the production side of the first mortgage business. Together, these complementary businesses tend to create a more consistent bottom line for the Corporation as a whole than we would achieve if we were in only one of these businesses.

. . . while optimizing the productivity of our capital.

As a bank holding company, Irwin Financial is strictly regulated with a focus on various ratios of equity to assets, primarily for the consolidated Corporation and Irwin Union Bank and Trust, the bank charter through which our lines of business operate. As such, the size of our capital accounts limits the amount of risk we can assume if we are to maintain an adequate cushion above the minimum regulatory capital standards. Accordingly, our Strategy seeks to balance creditworthy, profitable growth between products and activities that are capital intensive and those that produce additional revenues and profits with less capital intensity. We call this approach "optimizing the productivity of our capital," because we believe it can produce a stronger, larger stream of revenues and profits from a given capital base than a strategy focused principally on asset growth.

The environment in which we compete changes constantly. Customer needs and expectations evolve in new directions. Former competitors disappear and new ones emerge. The regulatory, economic, technological, and political climates in which we operate vary with time. Therefore, strategy must be a dynamic process that is responsive to our environment. We review our strategic direction periodically to refine it or change it if necessary. In this way, we hope to remain flexible enough to continue to prosper and grow for decades to come. The path described above continues to help us ensure that our decision making aligns with what we want to do, with what we want to be, and ultimately with what we believe.

Irwin Financial Corporation
Consolidated Balance Sheets

Unaudited. (For audited statements, see the Corporation's Form 10-K.) (In thousands, except for shares)		December 31, 2004	December 31, 2003
Assets	Cash and cash equivalents	$ 97,101	$ 140,810
	Interest-bearing deposits with financial institutions	58,936	81,166
	Residual interests	56,101	71,491
	Investment securities—held-to-maturity (Fair value: $4,954 in 2004 and $24,971 in 2003)	4,942	24,956
	Investment securities—available-for-sale	103,280	67,569
	Loans held for sale	890,711	883,895
	Loans and leases, net of unearned income	3,405,440	3,161,054
	Less: Allowance for loan and lease losses	(44,443)	(64,285)
		3,405,997	3,096,769
	Servicing assets	367,032	380,123
	Accounts receivable	122,131	62,045
	Accrued interest receivable	15,428	15,502
	Premises and equipment	30,240	32,208
	Other assets	87,442	131,825
	Total assets	$ 5,239,341	$ 4,988,359
Liabilities and Shareholders' Equity	Deposits		
	Noninterest-bearing	$ 975,925	$ 850,529
	Interest-bearing	1,774,727	1,352,763
	Certificates of deposit over $100,000	644,611	696,370
		3,395,263	2,899,662
	Short-term borrowings	237,277	429,758
	Collateralized debt	547,477	590,131
	Other long-term debt	270,172	270,184
	Other liabilities	286,508	366,364
	Total liabilities	4,736,697	4,556,099
	Commitments and contingencies		
	Shareholders' equity		
	Preferred stock, no par value— authorized 4,000,000 shares; none issued	—	—
	Common stock, no par value— authorized 40,000,000 shares; issued 29,612,080 shares as of December 31, 2004 and 2003, respectively; including 1,159,684 and 1,477,778 shares in treasury as of December 31, 2004 and 2003, respectively	112,000	112,000
	Additional paid-in capital	383	1,264
	Deferred compensation	(660)	(504)
	Accumulated other comprehensive income, net of deferred income tax benefit of $129 and expense of $120 in 2004 and 2003, respectively	2,454	182
	Retained earnings	413,486	352,647
		527,663	465,589
	Less treasury stock, at cost	(25,019)	(33,329)
	Total shareholders' equity	502,644	432,260
	Total liabilities and shareholders' equity	$ 5,239,341	$ 4,988,359

Irwin Financial Corporation
Consolidated Statements of Income

Unaudited. (For audited statements, see the Corporation's Form 10-K.) (In thousands, except for per share)

		For the Year Ended December 31,		
		2004	2003	2002
Interest income	Loans and leases	$ 246,288	$ 241,592	$ 218,718
	Loans held for sale	80,003	104,350	55,336
	Residual interests	12,509	20,651	34,164
	Investment securities	5,330	4,273	3,120
	Federal funds sold	173	118	104
	Total interest income	344,303	370,984	311,442
Interest expense	Deposits	44,487	42,365	54,361
	Short-term borrowings	9,583	14,889	15,003
	Collateralized debt	15,259	15,369	5,932
	Other long-term debt	22,896	2,325	2,699
	Preferred securities distribution	—	24,151	19,800
	Total interest expense	92,225	99,099	97,795
	Net interest income	252,078	271,885	213,647
	Provision for loan and lease losses	14,195	47,583	43,996
	Net interest income after provision for loan and lease losses	237,883	224,302	169,651
Other income	Loan servicing fees	135,608	106,966	73,505
	Amortization of servicing assets	(117,143)	(135,519)	(62,191)
	Recovery (impairment) of servicing assets	(2,474)	44,516	(146,370)
	Net loan administration income (loss)	15,991	15,963	(135,056)
	Gain from sales of loans	184,913	364,644	237,729
	Gain (loss) on sale of mortgage servicing assets	16,681	(271)	14,842
	Trading gains (losses)	25,209	(52,242)	(26,032)
	Derivative gains (losses), net	21,113	(44,142)	124,615
	Other	23,143	22,191	18,039
	Total other income	287,050	306,143	234,137
Other expense	Salaries	213,826	225,348	165,564
	Pension and other employee benefits	45,037	42,079	33,928
	Office expense	17,677	21,804	18,225
	Premises and equipment	41,558	41,746	34,392
	Marketing and development	13,799	15,132	12,296
	Professional fees	19,356	12,417	9,611
	Other	55,982	53,517	43,541
	Total other expense	407,235	412,043	317,557
	Income before income taxes	117,698	118,402	86,231
	Provision for income taxes	47,794	45,585	33,398
	Income before cumulative effect of change in accounting principle	69,904	72,817	52,833
	Cumulative effect of change in accounting principle, net of tax	—	—	495
	Net income	$ 69,904	$ 72,817	$ 53,328
Earnings per share	Before cumulative effect of change in accounting principle:			
	Basic	$ 2.47	$ 2.61	$ 1.97
	Diluted	$ 2.32	$ 2.45	$ 1.87
	Basic	$ 2.47	$ 2.61	$ 1.99
	Diluted	$ 2.32	$ 2.45	$ 1.89
	Dividends per share	$ 0.32	$ 0.28	$ 0.27

Long-Term Performance 1995–2004

Total Net Revenues — $ Millions

Year	$ Millions
1995	143.4
1996	181.1
1997	201.0
1998	272.1
1999	255.3
2000	290.6
2001	387.0
2002	403.8
2003	530.4
2004	524.9

Net Income — $ Millions

Year	$ Millions
1995	20.1
1996	22.4
1997	24.4
1998	30.5
1999	33.2
2000	35.7
2001	45.5
2002	53.3
2003	72.8
2004	69.9

Return on Average Equity — Percent

Year	Percent
1995	22.6
1996	20.4
1997	19.8
1998	22.8
1999	21.5
2000	20.8
2001	21.8
2002	16.7
2003	18.4
2004	14.8

Directors

Sally Abrams Dean
Retired Senior Vice President
Dillon, Read and Co. Inc.
(now part of UBS)

David W. Goodrich
President and Chief Executive Officer
Central Indiana Corporate Partnership

John T. Hackett
(Retired April 2004)
Retired Managing General Partner
CID Equity Partners, L.P.

R. David Hoover
Chairman, President and
Chief Executive Officer
Ball Corporation

William H. Kling
President and Chief Executive Officer
American Public Media Group

Brenda J. Lauderback
Former President
Retail and Wholesale Group
Nine West Group, Inc.

John C. McGinty, Jr.
President
Peregrine Associates, Inc.

William I. Miller
Chairman and Chief Executive Officer
Irwin Financial Corporation

Lance R. Odden
Retired Headmaster
The Taft School

Theodore M. Solso
Chairman and Chief Executive Officer
Cummins Inc.

Senior Officers

William I. Miller
Chairman and Chief Executive Officer

Thomas D. Washburn
Executive Vice President

Gregory F. Ehlinger
Senior Vice President

Matthew F. Souza
Senior Vice President

Irwin Mortgage Corporation

Robert H. Griffith President

Les Acree Senior Vice President, Head of Production

Mark E. Braden Senior Vice President and Chief Information Officer

Duncan Y. Chiu Senior Vice President, Loan Administration

Katrina J. Crubaugh Senior Vice President, Human Resources

Perry G. Hines Senior Vice President and Chief Marketing Officer

John F. Macke Senior Vice President, Strategy and Business Development

Timothy L. Murphy Senior Vice President and Chief Financial Officer

Erik J. Sorensen Senior Vice President, Secondary Marketing

Irwin Home Equity Corporation

Elena Delgado President

Jocelyn Martin-Leano Executive Vice President, Operations

Spencer Carlsen Senior Vice President, Production

Edwin K. Corbin Senior Vice President, Corporate Development and Capital Markets

J. Christopher Huseby Senior Vice President and Chief Marketing Officer

James Carney Vice President, Credit Risk Management and Central Processing

Dan Kuster Vice President, Finance

Irwin Union Bank and Trust

Bradley J. Kime President

Duncan Burdette Executive Vice President and Chief Credit Officer

Wallace W. Harris Jr. Executive Vice President, U.S. Banking and Financial Services

Kimberly A. Roerig Executive Vice President and Chief Financial Officer

Ronald S. Chandler Senior Vice President and Chief Information Officer

Debora L. Cox Senior Vice President, Operations

Carrie K. Houston Senior Vice President, Human Resources

Timothy P. Robinson Senior Vice President, Investments and Insurance

Joan Tupin-Crites Senior Vice President, General Counsel

Robert A. Walters Senior Vice President, Deposits

Irwin Commercial Finance

Joseph R. LaLeggia President

Ana I. Andueza Senior Vice President and Chief Financial Officer

Laurie A. Bakke Senior Vice President, U.S. Small Ticket

Mark L. Cannon Senior Vice President, Canadian Small Ticket

G. Robert Murphy Senior Vice President, Risk Management

John Rinaldi Senior Vice President, Franchise Finance

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of invoking these safe harbor provisions.

Forward-looking statements are based on our expectations, estimates, projections, and assumptions. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. In addition, our past results of operations do not necessarily indicate our future results. Words that convey our beliefs, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which may include, among other things, statements and assumptions about:

- our plans and strategies, and the results of implementing our plans and strategies;
- our projected revenues and earnings and our expectations for growth;
- the anticipated effects of recent events and forecasted economic conditions on our businesses and customers;
- projected trends or potential changes in our beliefs about our asset quality, asset valuations or other financial performance measures; and
- any other statements, projections or assumptions that are not historical facts.

Actual future results may differ materially from what is projected due to a variety of factors, including, but not limited to: potential changes in and volatility of interest rates, which may affect consumer demand for our products and the management and success of our interest rate risk management strategies; staffing fluctuations in response to product demand; the relative profitability of our lending operations; the valuation and management of our servicing portfolios, including short-term swings in valuation of the portfolios due to quarter-end secondary market interest rates, which are inherently volatile; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality of our assets; deterioration in the carrying value of our other assets, including securities; difficulties in delivering products to the secondary market as planned; difficulties in expanding our businesses or raising capital and other funding sources as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line-of-business performance; unanticipated outcomes in litigation; legislative or regulatory changes, including changes in the interpretation of regulatory capital rules; changes in consumer or commercial lending rules; changes in tax laws or regulations, or rules affecting corporate governance, and the availability of resources to address these rules; changes in applicable accounting policies or principles or their application to our business; or governmental changes in monetary or fiscal policies. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent periodic reports we file with the Securities and Exchange Commission. Readers should also refer to our Annual Report on Form 10-K.

Capital Securities (Publicly Traded)

Common Stock NYSE:IFC
Transfer Agent National City Bank
Contact Information 800-622-6757

IFC Capital Trust II NYSE:IFC.O
Transfer Agent Wilmington Trust
Contact Information 800-441-7120

IFC Capital Trust III NYSE:IFC.N
Transfer Agent Wilmington Trust
Contact Information 800-441-7120

IFC Capital Trust VI NYSE:IFC PrM
Transfer Agent US Bank Trust National Association
Contact Information 800-934-6802

Form 10-K

Copies of the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be accessed electronically through the Internet at: www.irwinfinancial.com or contact:

Sue Elliott
Finance Department
Irwin Financial Corporation
P.O. Box 929
Columbus, Indiana 47202-0929

Irwin Financial Corporation is an equal opportunity employer.

Certifications

William I. Miller and Gregory F. Ehlinger have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as exhibits in the Corporation's Form 10-K for the year ended December 31, 2004.

As required by the New York Stock Exchange (NYSE), on May 4, 2004, William I. Miller submitted his annual certification to the NYSE that stated he was not aware of any violation by the company of the NYSE corporate governance listing standards.


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